Exhibit 2

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ELBIT SYSTEMS LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE SHAREHOLDERS' ANNUAL GENERAL MEETING TO BE HELD ON March 31, 2015

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints BEZHALEL MACHLIS and RONIT ZMIRI, and each of them, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned's ordinary shares of ELBIT SYSTEMS LTD. (the "Company"), at the Shareholders' General Meeting of the Company to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel on Tuesday, March 31, 2015, at 11:00 a.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" all Proposals listed on the reverse side.

(Continued and to be signed on the reverse side)

■ 1.1	14475 ■

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ELBIT SYSTEMS LTD.

March 31, 2015

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement, Proxy Card are available at www.elbitsystems.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

â Please detach along perforated line and mail in the envelope provided. â

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PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
	1.	RE-APPROVAL OF THE GRANTING OF INDEMNIFICATION LETTERS TO MR. M. FEDERMANN AND MR. D. FEDERMANN	☐	☐	☐

			YES	NO

Please indicate if you are a controlling shareholder of the Company or have a “personal interest” (as defined in the Company’s Proxy Statement of February 23, 2015) in the re-approval of the granting of the Indemnification Letters to Mr. M. Federmann and Mr. D. Federmann.
			☐	☐

(Please note: if you do not mark either Yes or No, your shares will not be voted).

The undersigned hereby acknowledge(s) the receipt of the Notice to Shareholders' Extraordinary General Meeting and the accompanying Proxy Statement.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
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Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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